Vista Outdoor Inc.
938 University Park Boulevard., Suite 200
Clearfield, UT 84015

January 21, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Jay Ingram
Asia Timmons-Pierce

Vista Outdoor Inc.
Registration Statement on Form 10
File No. 001-36597

Dear Mr. Ingram:

Pursuant to Rule 240.12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Vista Outdoor Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement, as amended (the “Registration Statement”), be declared effective at 9:30 a.m., Eastern Standard Time, on January 22, 2015, or as soon thereafter as is practicable.

The Company hereby affirms that it is aware of its obligations under the Exchange Act as they relate to the securities referenced in the Registration Statement.  In connection with the foregoing request, the Company further acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Craig F. Arcella, at (212) 474-1024 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

VISTA OUTDOOR INC.,

By:	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President, General Counsel and Secretary